Exhibit 99.1

News release via CNW Telbec, Montreal 514-878-2520

    Attention Business/Financial Editors:
    Couche-Tard announces its results for the third quarter of fiscal 2007 -
    Major increase in sales and merchandise and service gross margins -
    Further expansion of the North American network

    <<
    -------------------------------------------------------------------------
    - Revenues grew by 18.8% or US$553.8 million to US$3.5 billion in the third quarter - raising revenues for the first nine months of the fiscal year to US$9.1 billion, an increase of 21.2% or US$1.6 billion.
    - The merchandise and service gross margin reached 34.2%, an appreciation of 1.0%.
    - Net earnings amounted to US$43.7 million or US$0.22 per share (US$0.21 on a diluted basis). Excluding the impact of factors over which
      Couche-Tard has little control (decrease in motor fuel margin and expenses related to electronic payment modes after taxes), net earnings totaled US$71.4 million or US$0.34 per share (diluted), up 31.0% over the comparable quarter of the previous year.
    - The Company's financial position remained excellent as at February 4,
      2007, with cash of US$191.1 million, shareholders' equity of
      US$1.1 billion and a net interest-bearing debt to total capitalization ratio of 0.40:1 (1).
    - Network expansion: through acquisitions and constructions, Couche-Tard added 198 Company-operated stores through acquisitions and opened
      45 other sites. On an annual basis, the acquired Company-operated stores amounted to 355 and the openings totaled 73. The IMPACT program was implemented in 109 stores in the third quarter - for a total of
      267 sites since the beginning of fiscal 2007.
    -------------------------------------------------------------------------

    ------------------------
    (1) This ratio is presented for information purposes only and represents a measure of financial condition used especially in financial circles. It represents the following calculation: long-term interest-
        bearing debt, net of cash and cash equivalents and temporary investments, divided by the addition of shareholders' equity and long-term debt, net of cash and cash equivalents and temporary investments. It does not have a standardized meaning prescribed by
        Canadian GAAP and therefore may not be comparable to similar measures presented by other public companies.

    ATD.A, ATD.B / TSX

    LAVAL, QC, March 13 /CNW Telbec/ - Alimentation Couche-Tard Inc.
(Couche-Tard) announces its results for the third quarter and the first nine months of fiscal 2007, which correspond to the 16-week and 40-week periods ended February 4, 2007.
    "As we did in the first and second quarters of the current fiscal year, we substantially improved our merchandise and service gross margins, driven primarily by better purchasing conditions, our product mix strategy and our
IMPACT program which is now implemented in more than 49% of our
Company-operated stores. The acquisitions made in the current fiscal year accounted for some 70% of our third-quarter sales growth. Same-store merchandise revenues also made a solid contribution to the increase in third-quarter sales, thanks to our pricing strategies and the IMPACT program.
We achieved this growth despite the fact that conditions were less favorable in some of our U.S. markets than in the third quarter a year earlier. Unlike last year, we did not benefit from the positive impact of the reconstruction period following the 2006 hurricanes in Florida and the Gulf of Mexico, nor the exceptionally good weather conditions that prevailed in our Southwest markets during the third quarter of the previous year; indeed, they were rather unfavorable this quarter. Motor fuel volumes were up in all our markets, driven by our acquisitions, our ongoing price optimization program in some U.S. markets and the strong contribution of our Western Canadian market.
However, retail pump prices declined sharply in the third quarter, and our motor fuel gross margin decreased substantially in the United States and to a lesser extent in Canada. Remember that the volatility in margins tends to stabilize on an annual basis," indicated Mr Alain Bouchard, Chairman of the
Board, President and Chief Executive Officer.

    Exchange Rate Data
    ------------------

    The Company's US dollar consolidated reporting currency provides shareholders with more relevant information giving consideration to the predominance of Couche-Tard's operations in the United States and its US dollar denominated debt.
    The following table sets forth information about exchange rates based upon the Bank of Canada closing rates expressed as US dollars per Cdn$1.00:

                                         16-week periods     40-week periods
                                                   ended               ended
                                    -----------------------------------------
                                      February   January  February   January
                                             4,       29,        4,       29,
                                          2007      2006      2007      2006
                                    -----------------------------------------
    Average for the period (1)          0.8682    0.8551    0.8835    0.8337
    Period end                          0.8435    0.8699    0.8435    0.8699

    -------------------------------------------------------------------------
    (1) Calculated by taking the average of the closing exchange rates of each day in the applicable period.

    Highlights of the Third Quarter of Fiscal 2007
    ----------------------------------------------

    Business Acquisitions
    ---------------------

    On December 1st, 2006, Couche-Tard finalized, with Shell Oil Product US and its affiliate, Motiva Entreprises LLC, the acquisition of a network of
236 stores operating under the Shell banner in the regions of Baton Rouge,
Denver, Memphis, Orlando and Tampa as well as in Southwest Florida in the
United States. Of the 236 stores, 174 are Company-operated, 50 are operated by independent store operators and 12 have a motor fuel supply agreement.
    Previously, on October 30, 2006, Couche-Tard acquired from Sparky's Oil
Company, a network of 24 Company-operated stores operating under the Sparky's banner in West Central Florida in the United States.
    These transactions were carried out for a cash consideration of
$317.7 million, including inventories and direct acquisition costs.

    Growth of the Store Network
    ---------------------------

                             16-week period ended       40-week period ended
                                 February 4, 2007           February 4, 2007
                       ------------------------------------------------------
                        Company-  Affili-          Company-  Affili-
                       operated     ated          operated     ated
                         stores   stores    Total   stores   stores    Total
                       ------------------------------------------------------
    Number of stores,
     beginning of
     period (1)           3,780    1,531    5,309    3,632    1,351    4,983
      Acquisition           198       62      260      355       75      430
      Openings /
       constructions /
       additions (2)         45       84      127       73      275      348
      Closures /
       withdrawals (3)      (24)    (316)    (336)     (56)    (345)    (401)
      Conversion into
       Company-operated
       stores                 9       (9)       -        9       (9)       -
      Conversion into
       affiliated
       stores                 -        -        -       (5)       5        -
                       ------------------------------------------------------
    Number of stores,
     end of period        4,008    1,352    5,360    4,008    1,352    5,360
                       ------------------------------------------------------
                       ------------------------------------------------------
    (1) Restated.
    (2) The important increase in affiliated stores results from the addition of the new ConocoPhillips franchises as mentioned in the 2006 annual report and from new agreement signed with business communities in certains regions.
    (3) As mentioned in the second quarter, the important withdrawal of affiliated stores arises from the decision of SSP Partners not to renew their licence agreement.

    Deployment of the IMPACT Program
    --------------------------------

    During the third quarter, Couche-Tard implemented its IMPACT program in
109 Company-operated stores, bringing its total of Company-operated stores converted under this program to 267 for the first three quarters of fiscal
2007. As a result, 49.1% of the Company-operated stores have now been converted to the IMPACT program, which gives the Company considerable flexibility for future internal growth.

    Credit Facility
    ---------------

    On November 15, 2006, Couche-Tard increased by $150.0 million the limit of its new credit agreement concluded on September 22, 2006. The credit facility consists of a term renewable unsecured revolving credit facility, which maximum available amount stands at $650.0 million.

    Dividends
    ---------

    On March 13, 2007, the Board of Directors of Couche-Tard declared a dividend of Cdn$0.03 per share to shareholders on record as at March 22, 2007 and approved its payment for March 30, 2007. This is an eligible dividend within the meaning of the Income Tax Act.

    Selected Consolidated Financial Information
    -------------------------------------------

    The following table highlights certain information regarding Couche-Tard's operations for the 16-week and 40-week periods ended February 4, 2007 and
January 29, 2006:

    (In millions of US dollars, unless otherwise stated)

                       ------------------------------------------------------
                            16-week periods ended      40-week periods ended
                       ------------------------------------------------------
                       February  January          February  January
                              4,      29,  Change        4,      29,  Change
                           2007     2006%     2007     2006%
                       ------------------------------------------------------
    Statement of
     Operations Data:
    Merchandise and
     service
     revenues (1):
      United States       937.9    811.4     15.6  2,347.9  2,111.3     11.2
      Canada              422.9    407.1      3.9  1,182.0  1,088.3      8.6
                       ------------------------------------------------------
      Total merchandise
       and service
       revenues         1,360.8  1,218.5     11.7  3,529.9  3,199.6     10.3
                       ------------------------------------------------------
    Motor fuel
     revenues:
      United States     1,875.4  1,470.1     27.6  4,847.9  3,662.5     32.4
      Canada              261.8    255.6      2.4    737.0    656.3     12.3
                       ------------------------------------------------------
      Total motor fuel
       revenues         2,137.2  1,725.7     23.8  5,584.9  4,318.8     29.3
                       ------------------------------------------------------
    Total revenues      3,498.0  2,944.2     18.8  9,114.8  7,518.4     21.2
                       ------------------------------------------------------
                       ------------------------------------------------------
    Merchandise and
     service gross
     profit (1):
      United States       317.1    268.9     17.9    791.4    694.1     14.0
      Canada              147.7    135.9      8.7    413.1    366.3     12.8
                       ------------------------------------------------------
      Total merchandise
       and service
       gross profit       464.8    404.8     14.8  1,204.5  1,060.4     13.6
                       ------------------------------------------------------
    Motor fuel
     gross profit:
      United States       106.7    108.8     (1.9)   289.3    252.0     14.8
      Canada               16.4     16.7     (1.8)    44.7     47.5     (5.9)
                       ------------------------------------------------------
      Total motor fuel
       gross profit       123.1    125.5     (1.9)   334.0    299.5     11.5
                       ------------------------------------------------------
    Total gross profit    587.9    530.3     10.9  1,538.5  1,359.9     13.1
    Operating, selling,
     administrative and
     general expenses     462.9    402.1     15.1  1,145.4  1,005.3     13.9
    Depreciation and
     amortization of
     property and
     equipment and
     other assets          43.3     33.4     29.6     99.4     80.1     24.1
                       ------------------------------------------------------
    Operating income       81.7     94.8    (13.8)   293.7    274.5      7.0
                       ------------------------------------------------------
    Net earnings           43.7     54.5    (19.8)   163.0    164.1     (0.7)
                       ------------------------------------------------------
                       ------------------------------------------------------
    Other Operating
     Data:
    Merchandise and
     service gross
     margin (1):
      Consolidated         34.2%    33.2%             34.1%    33.1%
      United States        33.8%    33.1%             33.7%    32.9%
      Canada               34.9%    33.4%             34.9%    33.7%
    Growth of
     same-store
     merchandise
     revenues (2) (3):
      United States         1.9%     6.0%              3.0%     5.6%
      Canada                3.2%     2.9%              2.9%     4.1%
    Motor fuel gross
     margin:
      United States
       (cents per
       gallon) (3)        13.19    17.63    (25.2)   15.50    16.63     (6.8)
      Canada (Cdn cents
       per litre)          4.05     4.31     (6.0)    4.21     4.96    (15.1)
    Volume of motor
     fuel sold (4):
      United States
       (millions of
       gallons)           841.8    634.4     32.7  1,938.0  1,556.6     24.5
      Canada (millions
       of litres)         470.1    452.9      3.8  1,203.5  1,148.3      4.8
    Growth of
     same-store motor
     fuel volume (3):
      United States         3.2%     6.9%              4.5%     6.0%
      Canada                4.2%     2.0%              4.5%     2.8%
    Per-Share Data:
      Basic net
       earnings per
       share (dollars
       per share)          0.22     0.27    (18.5)    0.81     0.81        -
      Diluted net
       earnings per
       share (dollars
       per share)          0.21     0.26    (19.2)    0.78     0.79     (1.3)

                       ------------------------------------------------------
                                                  February    April
                                                         4,      30,  Change
                                                      2007     2006        $
                       ------------------------------------------------------
    Financial position:
      Total assets                                 2,884.1  2,369.2    514.9
      Interest-bearing debt                          927.3    524.1    403.2
      Shareholders' equity                         1,096.4    966.0    130.4
    Ratios:
      Net interest-bearing debt/
       total capitalization (5)                    0.40:1    0.15:1
      Net interest-bearing debt/EBITDA (6)         1.54:1(7) 0.39:1
    -------------------------------------------------------------------------
    (1) Includes other revenues derived from franchise fees, royalties and rebates on some purchases by franchisees and licensees.
    (2) Does not include services and other revenues (as described in footnote 1 above). Growth in Canada is calculated based on Canadian dollars.
    (3) For Company-operated stores only.
    (4) Includes volumes of franchisees and dealers.
    (5) This ratio is presented for information purposes only and represents a measure of financial condition used especially in financial circles. It represents the following calculation: long-term interest-bearing debt, net of cash and cash equivalents and temporary investments, divided by the addition of shareholders' equity and long-term debt, net of cash and cash equivalents and temporary investments. It does not have a standardized meaning prescribed by
        Canadian GAAP and therefore may not be comparable to similar measures presented by other public companies.
    (6) This ratio is presented for information purposes only and represents a measure of financial condition used especially in financial circles. It represents the following calculation: long-term interest-
        bearing debt, net of cash and cash equivalents and temporary investments, divided by EBITDA (Earnings Before Interest, Tax,
        Depreciation and Amortization). It does not have a standardized meaning prescribed by Canadian GAAP and therefore may not be comparable to similar measures presented by other public companies.
    (7) This ratio is standardized over one year. It includes the results of the first, second and third quarters for the fiscal year ending April
        29, 2007 as well as the results of the fourth quarter of the fiscal year ended April 30, 2006.

    Analysis of Consolidated Results and Financial Position for the Third
    ---------------------------------------------------------------------
    Quarter and the Three First Quarters of fiscal 2007
    ---------------------------------------------------

    Operating Results
    -----------------

    Revenues amounted to $3.5 billion for the 16-week period ended February 4,
2007, up $553.8 million for an increase of 18.8%. For the first three quarters, revenues totaled $9.1 billion, representing an increase of
$1.6 billion or 21.2%.
    For the third quarter of fiscal 2007, the growth of merchandise and service revenues was $142.3 million or 11.7%, of which $87.3 million was generated by the stores acquired since the beginning of the current year and
$6.5 million was generated by the 1.5% appreciation of the Canadian dollar against its U.S. counterpart. For internal growth, the increase in same-store merchandise revenues in the United States stood at 1.9% compared with 3.2% in
Canada. Over the past two years, the stores located in Florida and in the Gulf of Mexico region were plagued by several hurricanes. The impact of the storms on the same-store merchandise revenues is significant and cyclical. Indeed, following the announcement of these devastating events, sales post momentary increased growth followed by a low period during the actual storms. During such reconstruction period, the merchandise revenues increase due to higher traffic among the Company's target clientele and then subsequently fall once the reconstruction is completed. Thus, the third quarter last year corresponded to the reconstruction period following the hurricanes. Other factors: 1- In order to increase growth in demand for this quarter, which is less favourable for our business cycle, many of the Company's U.S. markets implemented aggressive promotional programs that were not repeated this year.
This had, on the other side, a positive impact on the gross margin; 2- This year, Couche-Tard has sustained the impact of the exceptional weather conditions experienced last year in its Southwest region markets, which generated strong growth in its main product categories, including water, beverages and beer. This year, the same region was affected by heavy rains and even snow; 3- On December 8, 2006, government officials in Arizona applied an
$8.20-per-carton tax increase on tobacco, which greatly affected sales in this category subsequently. Finally, in the United States and Canada, the Company
continues to benefit from its pricing and product mix strategies, as well as from the ongoing implementation of its IMPACT program throughout its network.
    For the first three quarters of fiscal 2007, the growth in merchandise and service revenues stood at $330.3 million or 10.3%, of which $127.1 million was generated by the stores acquired during the year and $69.3 million resulted from the 6.0% appreciation of the Canadian dollar. Additionally, the growth of same-store merchandise revenues was 3.0% in the United States compared with
2.9% in Canada.
    For the third quarter of 2007, motor fuel revenues increased
$411.5 million or 23.8%, of which $301.4 million was generated by the stores acquired since April 30, 2006. The appreciation of the Canadian dollar accounted for $3.9 million of the increase. These factors were offset by the negative impact of $62.3 million created by the decrease in the average retail price at the pump for the Company-operated stores. The following table shows the average retail pump prices observed over the past 12 months, commencing with the fourth quarter of the year ended April 30, 2006:

                                                                    Weighted
    Quarter                          4th      1st      2nd      3rd  average
    -------------------------------------------------------------------------
    53-week period ended
     February 4, 2007
      United States
       (US dollars per gallon)      2.30     2.86     2.61     2.26     2.48
      Canada (Cdn cents
       per litre)                  88.63    96.08    89.87    80.27    88.08
    52-week period ended
     January 29, 2006
      United States
       (US dollars per gallon)      2.07     2.18     2.62     2.33     2.30
      Canada (Cdn cents
       per litre)                  78.60    82.79    95.65    84.61    85.53

    -------------------------------------------------------------------------

    For internal growth, in the United States, the increase of same-store motor fuel volume for the third quarter of fiscal 2007 was 3.2% compared with
4.2% in Canada. The growth in the United States is considered to be very satisfactory, particularly given that the price optimization program in the
Southwest region is in its second year, which has resulted in a less important impact. In addition, given the volatile nature of the motor fuel market following the hurricanes that occurred in fiscal 2006, it is difficult to make comparisons with other regions in the U.S. In Canada, the growth was mainly a result of the strong economy in Western Canada combined with the CAA program implemented in Quebec.
    During the 40-week period ended February 4, 2007, motor fuel revenues climbed $1.3 billion or 29.3%, of which $434.0 million was generated by the stores acquired during fiscal 2007. The increase in pump prices contributed
$246.7 million to the total increase while the appreciation of the Canadian dollar generated $43.4 million. Finally, the growth in same-store motor fuel volume was 4.5% in both the United States and Canada for reasons similar to those described above.
    During the 16-week period ended February 4, 2007, the merchandise and service gross margin was 34.2%, up from 33.2% in the same quarter of fiscal
2006. In the United States, the gross margin was 33.8%, up from 33.1% last year. In Canada, it was 34.9% compared with 33.4%. In both the U.S. and
Canadian markets, the reasons behind the increase in gross margin include the impact of improvements in purchasing terms, changes in the product mix with a focus on higher margin items that target customers' demand more specifically, the reduction in certain aggressive promotional programs for specific categories, as well as the implementation of the IMPACT program in an increasing number of stores, including the newly acquired stores. In the
United States, some acquisitions have contributed to decrease gross margin since the previous owners-operators had aggressive price strategies.
    For the first three quarters, the merchandise and service gross margin reached 34.1%, up from 33.1% for the same period of the previous fiscal year.
Due to the above-mentioned factors, gross margin in the United States was
33.7%, up from 32.9%, whereas in Canada, it stood at 34.9% compared with
33.7%, which represents a significant increase of 1.2%.
    For the third quarter of fiscal 2007, the motor fuel gross margin for the
Company-operated stores in the United States decreased substantially to
13.19 cents per gallon compared with 17.63 cents per gallon in the corresponding quarter of the previous fiscal year. In Canada, it fell to
Cdn4.05 cents per litre compared with Cdn4.31 cents per litre last year.
    For the first three quarters of the current fiscal year, the U.S. motor fuel gross margin dropped to 15.50 cents per gallon compared with 16.63 cents per gallon for the corresponding period of the fiscal year ended April 30,
2006. In Canada, the same trend occurred, with the gross margin decreasing to
Cdn4.21 cents per litre compared with Cdn4.96 cents per litre. However, it is important to remember that the volatility in margins from one quarter to another tends to stabilize on an annual basis.
    The following table provides some information related to the motor fuel gross margin of Couche-Tard's Company-operated stores in the United States for the last four quarters, commencing with the fourth quarter of the fiscal year ended April 30, 2006:

    (US cents per gallon)
                                                                    Weighted
    Quarter                          4th      1st      2nd      3rd  average
    -------------------------------------------------------------------------
    53-week period ended
     February 4, 2007
      Before deduction of
       expenses related to
       electronic payment modes    10.96    13.60    20.73    13.19    14.48
      Expenses related to
       electronic payment modes     3.31     3.82     3.77     3.12     3.46
      -----------------------------------------------------------------------
      After deduction of
       expenses related to
       electronic payment modes     7.65     9.78    16.96    10.07    11.02
      -----------------------------------------------------------------------
    52-week period ended
     January 29, 2006
      Before deduction of
       expenses related to
       electronic payment modes    11.26    14.86    17.05    17.63    15.43
      Expenses related to
       electronic payment modes     2.75     2.98     3.50     3.24     3.13
      -----------------------------------------------------------------------
      After deduction of
       expenses related to
       electronic payment modes     8.51    11.88    13.55    14.39    12.30
      -----------------------------------------------------------------------
    -------------------------------------------------------------------------

    Operating, selling, administrative and general expenses increased by 1.0%
as a percentage of merchandise and service revenues for the 16- and 40-week periods ended February 4, 2007. These costs were significantly affected by higher salaries, due, in part, to a labour shortage in certain regions and by the increase in expenses related to electronic payment modes, which vary in line with motor fuel sales. These factors explained respectively 0.4% and 0.2%
of the increase on a quarterly basis and 0.5% and 0.4% on an annual basis. The other factors that contributed to the increase are those related to public utility expenses, environmental costs and finally the maintenance costs related to the ATM machines operated by Couche-Tard since the last quarter of fiscal 2006.
    The new legislative proposal in the U.S. regarding minimum wage aims to increase minimum wage from the current $5.15 to $7.25 per hour. The Bill has been submitted to the Senate. If the proposal is adopted, Couche-Tard estimates that this legislation will have an impact of approximately
$5.0 million on its results before taxes.
    Depreciation and amortization of property and equipment and other assets increased primarily from investments made over the past year through acquisitions and the ongoing implementation of the Company's IMPACT program in its network.
    Financial expenses were up $5.8 million for the third quarter of the current fiscal year compared with the quarter ended January 29, 2006. The change is mainly due to an increase in average borrowings for this quarter, a drop in the interest income generated from the investing of excess cash and a negative variance of $1.0 million related to interest rate swaps, offset by the drop in the Company's average interest rate. For the first three quarters, financial expenses rose $8.1 million compared with the corresponding period in fiscal 2006. The increase is due primarily to Couche-Tard's higher average annual interest rate, higher average borrowings, a negative variance of
$2.5 million related to the interest rate swaps, as well as the decrease in interest income.
    Following the Government of Quebec's adoption of Bill 15 in the National
Assembly of Quebec regarding amendments to the Quebec Taxation Act,
Couche-Tard posted a $9.9 million unusual retroactive income tax expense in the first quarter of the current fiscal year. Excluding this element, the effective income tax rate for the first three quarters was 33.5%, which is slightly lower than the rate of 34.1% observed for the first three quarters of fiscal 2006.
    Couche-Tard closed the third quarter of 2007 with a $10.8 million decrease in net earnings for a total of $43.7 million, resulting in per-share earnings of $0.22 or $0.21 on a diluted basis. The net earnings for this quarter were affected by factors over which the Company has little control:

    -------------------------------------------------------------------------
    (In millions of US dollars)        16-week period ended February 4, 2007
    -------------------------------------------------------------------------
    Net earnings for the third quarter
     as reported                                                        43.7
    Negative impact related to the decrease
     in the motor fuel margin, after taxes (1)                          24.3
    Negative impact due to the increase in
     expenses related to electronic payment
     modes, after taxes (2)                                              3.4
    -------------------------------------------------------------------------
    Adjusted net earnings for the
     third quarter (3)                                                  71.4
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------
    (1) Decrease in the motor fuel gross margin in the Company-operated stores, excluding volume effect.
    (2) Related to the increase in the retail price of motor fuel and the volume of motor fuel sold.
    (3) These adjusted net earnings are presented for information purposes only. They do not have a standardized meaning prescribed by Canadian
        GAAP. Management believes that the information is a relevant addition to the information published according to Canadian GAAP.

    Thus, by taking these factors into account, net earnings for this quarter would have amounted to $71.4 million, or $0.34 per share on a diluted basis, which represents an increase of 31.0% compared with the net earnings for the quarter ended January 29, 2006.
    Couche-Tard closed the first three quarters of fiscal 2007 with net earnings of $163.0 million, which equals $0.81 per share or $0.78 per share on a diluted basis. However, the net earnings for the first three quarters were affected by factors over which the Company has little control:

    -------------------------------------------------------------------------
    (In millions of US dollars)        40-week period ended February 4, 2007
    -------------------------------------------------------------------------
    Net earnings for the first three
     quarters as reported                                              163.0
    Negative impact related to the decrease
     in the motor fuel margin, after taxes (1)                          18.8
    Negative impact due to the increase
     in expenses related to electronic payment
     modes, after taxes (2)                                             11.0
    Non-recurring negative impact related
     to Bill 15                                                          9.9
    Positive impact related to changes in
     the exchange rate, after taxes (3)                                 (2.9)
    -------------------------------------------------------------------------
    Adjusted net earnings for the
     first three quarters (4)                                          199.8
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------
    (1) Decrease in the motor fuel gross margin in the Company-operated stores, excluding volume effect.
    (2) Related to the increase in the retail price of motor fuel and the volume of motor fuel sold.
    (3) Impact of the increase in the value of the Canadian dollar compared with the US dollar.
    (4) These adjusted net earnings are presented for information purposes only. They do not have a standardized meaning prescribed by Canadian
        GAAP. Management believes that the information is a relevant addition to the information published according to Canadian GAAP.

    Thus, by taking these factors into account, net earnings for the first three quarters would have amounted to $199.8 million, or $0.96 per share on a diluted basis, which represents an increase of 21.8% compared with the net earnings for the corresponding period ended January 29, 2006.

    Liquidity and Capital Resources
    -------------------------------

    Couche-Tard's capital expenditures and acquisitions realized during the first three quarters were mainly financed using its excess cash and credit facilities. In the future, Couche-Tard is confident that it will be able to finance its capital expenditures and acquisitions through a combination of cash flows from operating activities, additional debt, monetization of its real estate portfolio and, as a last resort, by share issuances.
    As at February 4, 2007, $570.4 million was used under the term revolving operating credit and the effective interest rate was 5.88%. In addition,
Cdn$0.6 million and $16.6 million were used for standby letters of credit.

    Selected Consolidated Cash Flow Information
    -------------------------------------------

                       ------------------------------------------------------
                            16-week periods ended      40-week periods ended
                       ------------------------------------------------------
                       February  January          February  January
                              4,      29,  Change        4,      29,  Change
                           2007     2006        $     2007     2006        $
                       ------------------------------------------------------
    Operating
     activities
      Cash flows (1)       92.1     95.4     (3.3)   273.2    253.9     19.3
      Other                 3.4    (51.6)    55.0    (42.8)     4.0    (46.8)
                       ------------------------------------------------------
    Net cash provided
     by operating
     activities            95.5     43.8     51.7    230.4    257.9    (27.5)
                       ------------------------------------------------------
    Investing
     activities
      Business
       acquisitions      (318.0)   (54.4)  (263.6)  (561.7)   (54.4)  (507.3)
      Purchase of
       property and
       equipment, net
       of proceeds from
       the disposal of
       property and
       equipment         (138.9)   (52.3)   (86.6)  (217.1)  (127.4)   (89.7)
      Proceeds from
       sale and
       leaseback
       transactions        19.2     12.1      7.1     25.4     30.8     (5.4)
      Other                10.4     (5.0)    15.4     (3.0)    (7.3)     4.3
                       ------------------------------------------------------
    Net cash used in
     investing
     activities          (427.3)   (99.6)  (327.7)  (756.4)  (158.3)  (598.1)
                       ------------------------------------------------------
    Financing
     activities
      Increase in
       long-term
       borrowing, net
       of financial
       expenses           390.1        -    390.1    570.2        -    570.2
      Repayment of
       long-term debt      (0.2)    (2.2)     2.0   (167.0)    (5.2)  (161.8)
      Dividends paid       (5.3)    (4.4)    (0.9)   (14.3)    (4.4)    (9.9)
      Issuance of
       shares, net of
       share issue
       expenses             0.3        -      0.3      0.8      0.2      0.6
                       ------------------------------------------------------
    Net cash used in
     financing
     activities           384.9     (6.6)   391.5    389.7     (9.4)   399.1
                       ------------------------------------------------------
                       ------------------------------------------------------
    Company credit
     rating
      Standard and
       Poor's                BB       BB                BB       BB
      Moody's               Ba1      Ba2               Ba1      Ba2
    -------------------------------------------------------------------------
    (1) These cash flows are presented for information purposes only and represent a performance measure used especially in financial circles.
        They represent cash flows from net earnings, plus depreciation and amortization, loss on disposal of property and equipment and future income taxes. They do not have a standardized meaning prescribed by
        Canadian GAAP and therefore may not be comparable to similar measures presented by other public companies.

    Operating activities

    During the first three quarters, the cash used in other elements is related to the variance in non-cash working capital, which results primarily from the significant drop in accounts payable due to the seasonal nature of
Couche-Tard's business, offset by the increase in income taxes payable.

    Investing activities

    Couche-Tard's major investments realized during this quarter were the acquisitions of the Shell and Sparky's stores, which were added to the
Spectrum, Holland Oil, Close-to-Home and Stop-n-Save stores acquired during the first-half year of fiscal 2007. Capital expenditures are primarily related to the ongoing implementation of the Company's IMPACT program throughout its network, new constructions, as well as the replacement of equipment in some of its stores to enhance the offering of products and services.

    Financing activities

    The first three quarters were marked by a net increase of $403.2 million in the long-term debt used to finance investments. The Company also paid out
$14.3 million in dividends.

    Financial Position
    ------------------

    As demonstrated by the indebtedness ratios included in the "Selected
Consolidated Financial Information" section and by the cash flows, Couche-Tard has an excellent financial position.
    The increase in total assets is mainly attributable to the $507.3 million increase in property and equipment, the $117.6 million increase in goodwill, the $39.2 million increase in inventories and the decrease of $140.4 million in cash and cash equivalents which are primarily the result of the acquisitions carried out in the first three quarters.

    Summary of Quarterly Results
    ----------------------------

    -------------------------------------------------------------------------
    (In millions of US dollars,
     except for per share data,                                       Fiscal
     unaudited)                                                         2007
    -------------------------------------------------------------------------
    Quarter                                            3rd      2nd      1st
    Weeks                                               16       12       12
                       ------------------------------------------------------
    Revenues                                       3,498.0  2,759.7  2,857.1
                       ------------------------------------------------------
    Earnings before
     depreciation and
     amortization of property
     and equipment and other
     assets, financial
     expenses and income taxes                       125.0    149.2    118.9
    Depreciation and
     amortization of property
     and equipment and
     other assets                                     43.3     28.3     27.8
                       ------------------------------------------------------
    Operating income                                  81.7    120.9     91.1
                       ------------------------------------------------------
    Financial expenses                                16.6      8.5      8.5
                       ------------------------------------------------------
    Net earnings                                      43.7     74.7     44.6
                       ------------------------------------------------------
                       ------------------------------------------------------
    Net earnings per share
      Basic                                          $0.22    $0.37    $0.22
      Diluted                                        $0.21    $0.36    $0.21
    -------------------------------------------------------------------------

    -------------------------------------------------------------------------
    (In millions of US dollars,
     except for per share data,                              Fiscal   Fiscal
     unaudited)                                                2006     2005
    -------------------------------------------------------------------------
    Quarter                          4th      3rd      2nd      1st      4th
    Weeks                             13       16       12       12       12
                       ------------------------------------------------------
    Revenues                     2,638.9  2,944.2  2,391.9  2,182.3  1,961.7
                       ------------------------------------------------------
    Earnings before
     depreciation and
     amortization of property
     and equipment and other
     assets, financial
     expenses and income taxes      84.0    128.2    115.6    110.8     68.7
    Depreciation and
     amortization of property
     and equipment and
     other assets                   26.8     33.4     24.0     22.7     21.6
                       ------------------------------------------------------
    Operating income                57.2     94.8     91.6     88.1     47.1
                       ------------------------------------------------------
    Financial expenses               8.5     10.8      7.5      7.2      7.4
                       ------------------------------------------------------
    Net earnings                    32.1     54.5     55.5     54.1     32.5
                       ------------------------------------------------------
                       ------------------------------------------------------
    Net earnings per share
      Basic                        $0.16    $0.27    $0.27    $0.27    $0.16
      Diluted                      $0.15    $0.26    $0.27    $0.26    $0.16
    -------------------------------------------------------------------------

    Subsequent Events
    -----------------

    Acquisitions

    On March 7, 2007, the Company signed an agreement with Star Fuel Marts,
LLC, to purchase 53 company-operated stores operating under the All Star banner in Oklahoma City, Oklahoma, United States. The transaction amount will be determined on closing.
    On February 26, 2007, Couche-Tard purchased 13 Company-operated stores from Richcor, Inc. The stores operate under the Groovin Noovin banner in the
U.S. city of Pensacola, Florida.

    Outlook
    -------

    "During the fourth quarter, we will continue to implement our IMPACT program in order to reach our objective of 400 stores for the current fiscal year. We will also take advantage of further expansion opportunities in strategic markets in North America, insofar as they are consistent with our profit and growth criterias. With the benefits of the new stores that have been acquired and opened since the beginning of the year and our focus on our targeted pricing and product mix strategies, we are confident we will achieve strong results for the last quarter and the fiscal year ending April 29,
2007," concluded Alain Bouchard.

    Profile
    -------

    Alimentation Couche-Tard Inc. is the leader in the Canadian convenience store industry. In North America, Couche-Tard is the second largest independent convenience store operator (whether integrated with a petroleum company or not) in terms of number of stores. Couche-Tard currently operates a network of 5,360 convenience stores, 3,308 of which include motor fuel dispensing, located in nine large geographic markets, including six in the
United States covering 28 States and three in Canada covering six provinces.
Some 39,500 people are employed throughout Couche-Tard's retail convenience network and executive offices.

    The statements set forth in this press release, which describes
Couche-Tard's objectives, projections, estimates, expectations or forecasts, may constitute forward-looking statements within the meaning of securities legislation. Positive or negative verbs such as "plan", "evaluate",
"estimate", "believe" and other related expressions are used to identify such statements. Couche-Tard would like to point out that, by their very nature, forward-looking statements involve risks and uncertainties such that its results, or the measures it adopts, could differ materially from those indicated or underlying these statements, or could have an impact on the degree of realization of a particular projection. Major factors that may lead to a material difference between Couche-Tard's actual results and the projections or expectations set forth in the forward-looking statements include the effects of the integration of acquired businesses and the ability to achieve projected synergies, fluctuations in margins on motor fuel sales, competition in the convenience store and retail motor fuel industries, exchange rate variations, and such other risks as described in detail from time to time in the reports filed by Couche-Tard with securities authorities in Canada and the United States. Unless otherwise required by applicable securities laws, Couche-Tard disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. The forward-looking information in this release is based on information available as of the date of the release.

    Conference Call on March 13, 2007 at 2:30 P.M. (Montreal Time)

    -------------------------------------------------------------------------
    Financial analysts and investors who wish to participate in the conference call on Couche-Tard's results can dial 1-800-733-7560 a few minutes before the start of the call. For those unable to participate, a taped re-broadcast will be available March 13, 2007 from 4:30 p.m. until March 20, 2007 at 11:59 p.m., by dialing 1-877-289-8525 - access code 21221059 followed by the (number sign) key.
Members of the media and other interested parties are invited to listen in.

    CONSOLIDATED STATEMENTS OF EARNINGS
    (in millions of US dollars, except per share amounts, unaudited)

                                                16 weeks            40 weeks
    For the periods ended             February   January  February   January
                                             4,       29,        4,       29,
                                          2007      2006      2007      2006
    -------------------------------------------------------------------------
                                             $         $         $         $
    Revenues                           3,498.0   2,944.2   9,114.8   7,518.4
    Cost of sales                      2,910.1   2,413.9   7,576.3   6,158.5
    -------------------------------------------------------------------------
    Gross profit                         587.9     530.3   1,538.5   1,359.9
    -------------------------------------------------------------------------

    Operating, selling,
     administrative and
     general expenses                    462.9     402.1   1,145.4   1,005.3
    Depreciation and amortization
     of property and equipment and
     other assets                         43.3      33.4      99.4      80.1
    -------------------------------------------------------------------------
                                         506.2     435.5   1,244.8   1,085.4
    -------------------------------------------------------------------------
    Operating income                      81.7      94.8     293.7     274.5
    Financial expenses                    16.6      10.8      33.6      25.5
    -------------------------------------------------------------------------
    Earnings before income taxes          65.1      84.0     260.1     249.0
    Income taxes (Note 4)                 21.4      29.5      97.1      84.9
    -------------------------------------------------------------------------
    Net earnings                          43.7      54.5     163.0     164.1
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------

    Net earnings per share (Note 5)
      Basic                               0.22      0.27      0.81      0.81
      Diluted                             0.21      0.26      0.78      0.79
    Weighted average number of
     shares (in thousands)             202,163   202,036   202,100   202,027
    Weighted average number of
     shares - diluted (in thousands)   208,384   207,768   208,199   207,492
    Number of shares outstanding at
     end of period (in thousands)      202,172   202,037   202,172   202,037
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------

    CONSOLIDATED STATEMENTS OF CONTRIBUTED SURPLUS
    (in millions of US dollars, unaudited)

    For the 40-week periods ended                         February   January
                                                                 4,       29,
                                                              2007      2006
    -------------------------------------------------------------------------
                                                                 $         $
    Balance, beginning of period                               9.4       5.6
    Stock-based compensation (Note 7)                          2.8       3.0
    Fair value of stock options exercised                     (0.2)        -
    -------------------------------------------------------------------------
    Balance, end of period                                    12.0       8.6
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------

    CONSOLIDATED STATEMENTS OF RETAINED EARNINGS
    (in millions of US dollars, unaudited)

    For the 40-week periods ended                         February   January
                                                                 4,       29,
                                                              2007      2006
    -------------------------------------------------------------------------
                                                                 $         $
    Balance, beginning of period                             505.0     317.5
    Net earnings                                             163.0     164.1
    -------------------------------------------------------------------------
                                                             668.0     481.6
    Dividends                                                (14.3)     (4.4)
    -------------------------------------------------------------------------
    Balance, end of period                                   653.7     477.2
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------
    The accompanying notes are an integral part of the consolidated financial statements.

    CONSOLIDATED STATEMENTS OF CASH FLOWS
    (in millions of US dollars, unaudited)

                                                16 weeks            40 weeks
    For the periods ended             February   January  February   January
                                             4,       29,        4,       29,
                                          2007      2006      2007      2006
    -------------------------------------------------------------------------
                                             $         $         $         $
    Operating activities
    Net earnings                          43.7      54.5     163.0     164.1
    Adjustments to reconcile net
     earnings to net cash provided
     by operating activities
      Depreciation and amortization
       of property and equipment
       and other assets, net of
       amortization of deferred credits   37.3      28.3      87.4      72.3
      Future income taxes                 15.0      13.1      23.7      19.9
      Gain on disposal of property
       and equipment and other assets     (3.9)     (0.5)     (0.9)     (2.4)
      Deferred credits                    20.4       5.4      27.4      11.6
      Other                                1.0      (1.6)      7.7      (3.5)
      Changes in non-cash
       working capital                   (18.0)    (55.4)    (77.9)     (4.1)
    -------------------------------------------------------------------------
    Net cash provided by operating
     activities                           95.5      43.8     230.4     257.9
    -------------------------------------------------------------------------

    Investing activities
    Business acquisitions (Note 3)      (318.0)    (54.4)   (561.7)    (54.4)
    Purchase of property and equipment  (148.5)    (60.0)   (230.7)   (143.3)
    Proceeds from sale and leaseback
     transactions                         19.2      12.1      25.4      30.8
    Deposit reimbursement (deposit)
     on business acquisition              11.6         -      (2.4)        -
    Increase in other assets             (10.0)     (1.0)    (16.7)     (3.3)
    Proceeds from disposal of
     property and equipment and
     other assets                          9.6       7.7      13.6      15.9
    Temporary investments                  8.8         -      21.1         -
    Liabilities assumed on business
     acquisitions                            -      (4.0)     (5.0)     (4.0)
    -------------------------------------------------------------------------
    Net cash used in investing
     activities                         (427.3)    (99.6)   (756.4)   (158.3)
    -------------------------------------------------------------------------

    Financing activities
    Increase in long-term debt,
     net of financing costs (Note 2)     390.1         -     570.2         -
    Dividends paid                        (5.3)     (4.4)    (14.3)     (4.4)
    Issuance of shares, net of
     share issue expenses                  0.3         -       0.8       0.2
    Repayment of long-term
     debt (Note 2)                        (0.2)     (2.2)   (167.0)     (5.2)
    -------------------------------------------------------------------------
    Net cash provided by (used in)
     financing activities                384.9      (6.6)    389.7      (9.4)
    -------------------------------------------------------------------------
    Effect of exchange rate
     fluctuations on cash and
     cash equivalents                     (2.9)      3.0      (4.1)      6.5
    -------------------------------------------------------------------------
    Net increase (decrease) in
     cash and cash equivalents            50.2     (59.4)   (140.4)     96.7
    Cash and cash equivalents,
     beginning of period                 140.9     408.8     331.5     252.7
    -------------------------------------------------------------------------
    Cash and cash equivalents,
     end of period                       191.1     349.4     191.1     349.4
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------

    Supplemental information:
      Interest paid                       22.1      17.8      42.7      34.1
      Income taxes paid                   13.7      19.2      39.0      31.3
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------
    The accompanying notes are an integral part of the consolidated financial statements.

    CONSOLIDATED BALANCE SHEETS
    (in millions of US dollars)

                                                             As at     As at
                                                          February     April
                                                                 4,       30,
                                                              2007      2006
                                                        (unaudited) (audited)
    -------------------------------------------------------------------------
                                                                 $         $
    Assets
    Current assets
      Cash and cash equivalents                              191.1     331.5
      Temporary investments                                      -      21.4
      Accounts receivable                                    176.5     153.0
      Income taxes receivable                                    -       0.7
      Inventories                                            361.5     322.3
      Prepaid expenses                                        19.2      15.2
      Future income taxes                                     14.0      18.9
    -------------------------------------------------------------------------
                                                             762.3     863.0
    Property and equipment                                 1,521.4   1,014.1
    Goodwill                                                 363.4     245.8
    Trademarks and licenses                                  168.8     175.4
    Deferred charges                                          24.8      28.2
    Other assets                                              42.8      42.1
    Future income taxes                                        0.6       0.6
    -------------------------------------------------------------------------
                                                           2,884.1   2,369.2
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------

    Liabilities
    Current liabilities
      Accounts payable and accrued liabilities               599.8     681.8
      Income taxes payable                                    42.9         -
      Current portion of long-term debt                        0.5       8.0
      Future income taxes                                      0.1       0.1
    -------------------------------------------------------------------------
                                                             643.3     689.9
    Long-term debt                                           926.8     516.1
    Deferred credits and other liabilities                   155.7     127.2
    Future income taxes                                       61.9      70.0
    -------------------------------------------------------------------------
                                                           1,787.7   1,403.2
    -------------------------------------------------------------------------

    Shareholders' equity
    Capital stock                                            351.8     351.0
    Contributed surplus                                       12.0       9.4
    Retained earnings                                        653.7     505.0
    Cumulative translation adjustments                        78.9     100.6
    -------------------------------------------------------------------------
                                                           1,096.4     966.0
    -------------------------------------------------------------------------
                                                           2,884.1   2,369.2
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------
    The accompanying notes are an integral part of the consolidated financial statements.

    NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
    (in millions of US dollars, except per share amounts, unaudited)

    1. CONSOLIDATED FINANCIAL STATEMENTS PRESENTATION

    The unaudited interim consolidated financial statements have been prepared by the Company in accordance with Canadian generally accepted accounting principles. These consolidated financial statements were prepared in accordance with the same accounting policies and methods as the audited annual consolidated financial statements for the year ended April 30, 2006. The unaudited interim consolidated financial statements should be read in conjunction with the audited annual consolidated financial statements and notes thereto in the Company's 2006 Annual Report (the 2006 Annual Report).
The results of operations for the interim periods presented do not necessarily reflect results for the full year.
    The Company's business follows a seasonal pattern. The busiest period is the first half-year of each fiscal year, which includes summer's sales.

    2. LONG-TERM DEBT

    On September 22, 2006, the Company entered into a new credit agreement, replacing its secured senior term and revolving credit facilities.
    The new credit agreement consists of a renewable unsecured facility of an initial maximum amount of $500.0 with an initial term of five years that could be extended each year to its initial five-year term at the request of the
Company with the consent of the lenders. In addition, the credit agreement includes a clause that permits the Company to increase the limit by a maximum amount of $250.0. On November 15, 2006, the Company took advantage of this clause for an amount of $150.0 bringing the maximum available amount to
$650.0. The credit facility is available in the following forms:

    - A revolving operating credit, available i) in Canadian dollars, ii) in
      US dollars, iii) in the form of Canadian dollars bankers' acceptances, with stamping fees that vary based on a financial ratio of the Company and iv) in the form of standby letters of credit not exceeding $50.0 or the equivalent in Canadian dollars, with fees that vary based on a financial ratio of the Company. Depending on the form and the currency of the loan, the amounts borrowed bear interest at variable rates based on the Canadian prime rate, the banker's acceptance rate, the U.S. base rate or the LIBOR rate plus a variable margin determined according to a financial ratio of the Company; and
    - A line of credit in the maximum amount of $50.0, available in Canadian or US dollars, bearing interest at variable rates based, depending on the form and the currency of the loan, on the Canadian prime rate, the
      U.S. prime rate or the U.S. base rate plus a variable margin determined according to a financial ratio of the Company.

    Stand-by fees, which vary based on a financial ratio of the Company and on the utilization rate of the credit facility apply to the unused portion of the credit facility.
    Under the new credit agreement, the Company must meet certain commitments and maintain certain financial ratios. The agreement also imposes certain restrictions on the Company.
    Following the conclusion of the new credit agreement, the $16.9 Secured
Term Loan "A" and the $146.2 Secured Term Loan "B" were reimbursed in full.
    As at February 4, 2007, an amount of $570.4 was used under the revolving operating credit and the effective interest rate was 5.88%. In addition,
Cdn $0.6 and $16.6 were used for standby letters of credit. Finally, as at the same date, the Company was in compliance with the restrictive clauses and ratios imposed by the credit agreement.

    3. BUSINESS ACQUISITIONS

    During the 40-week period ended February 4, 2007, the Company made the following business acquisitions:

    - Effective December 1, 2006: the Company purchased a network of
      236 stores from Shell Oil Products US and its affiliate, Motiva
      Enterprises LLC. The majority of the stores acquired are operated under the Shell banner in the regions of Baton Rouge, Denver, Memphis,
      Orlando, Tampa and in the Southwest Florida, United States. Of the
      236 stores, 174 are company-operated, 50 are operated by independent store operators and 12 have a motor fuel supply agreement.
    - Effective October 30, 2006: the Company purchased, from Sparky's Oil
      Company, 24 Company-operated stores operating under the Sparky's banner in the West Central Florida, United States.
    - Effective October 4, 2006: from Holland Oil Company, purchase of
      56 Company-operated stores operating under the Holland Oil and Close to
      Home banners in Ohio, United States. Two of the acquired stores were immediately closed;
    - Effective August 21, 2006: purchase of a network of 24 stores operating under the Stop-n-Save banner in the Monroe area of Louisiana, United
      States from Moore Oil Company LLC. Of these 24 stores, 11 are operated by the Company and 13 are operated by independent store operators.
    - Effective June 12, 2006: from Spectrum Stores, Inc. and Spectrum
      Holding, Inc., purchase of 90 Company-operated stores, the majority of which are operated under the Spectrum banner in the States of Alabama and Georgia in the United States.

    These acquisitions were settled for a total cash consideration of $561.7, including direct acquisition costs. The preliminary allocations of the purchase price of the acquisitions were established based on available information and on the basis of preliminary evaluations and assumptions management believes to be reasonable. Since certain independent third party evaluations have not been finalized and since the Company has not completed its fair value assessment, the preliminary allocations are subject to adjustments to the fair value of the assets and liabilities should new information become available. The preliminary allocations are based on the estimated fair values on the dates of acquisition:

                                                                           $
    Tangible assets acquired
      Inventories                                                       29.6
      Property and equipment                                           426.0
      Other assets                                                       1.0
    -------------------------------------------------------------------------
    Total tangible assets                                              456.6
    -------------------------------------------------------------------------
    Liabilities assumed
      Accounts payable and accrued liabilities                           4.8
      Deferred credits and other liabilities                             5.8
    -------------------------------------------------------------------------
    Total liabilities                                                   10.6
    -------------------------------------------------------------------------
    Net tangible assets acquired                                       446.0
    -------------------------------------------------------------------------
    Non-compete agreement                                                1.0
    Trademark                                                            0.4
    Goodwill                                                           114.3
    -------------------------------------------------------------------------
    Total consideration paid, including direct acquisition costs       561.7
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------

    Most of the goodwill related to these transactions is deductible for tax purposes.

    4. INCOME TAXES

    On June 9, 2006, the Government of Quebec adopted Bill 15 in the National
Assembly of Quebec, regarding amendments to the Taxation Act and other legislative provisions. As a result, for the 40-week period ended February 4,
2007, the Company has recorded an unusual retroactive income tax expense of
$9.9. This legislative modification will not have a significant impact on the effective income tax rate of the Company in the future.

    5. NET EARNINGS PER SHARE

                             16-week period ended       16-week period ended
                                 February 4, 2007           January 29, 2006
                       ------------------------------------------------------
                                Weighted                   Weighted
                                 average                    average
                                  number                     number
                                      of  Net ear-               of  Net ear-
                                  shares    nings            shares    nings
                            Net (in thou-     per Net ear- (in thou-     per
                       earnings    sands)   share   nings     sands)   share
                       ------------------------------------------------------
                              $                 $                 $        $
    Basic net
     earnings
     attributable
     to Class A and B
     shareholders          43.7  202,163     0.22     54.5  202,036     0.27
    Dilutive effect
     of stock options              6,221    (0.01)            5,732    (0.01)
                       ------------------------------------------------------
    Diluted net
     earnings available
     for Class A and B
     shareholders          43.7  208,384     0.21     54.5  207,768     0.26
                       ------------------------------------------------------
                       ------------------------------------------------------

                             40-week period ended       40-week period ended
                                 February 4, 2007           January 29, 2006
                       ------------------------------------------------------

                                Weighted                   Weighted
                                 average                    average
                                  number                     number
                                      of  Net ear-               of  Net ear-
                                  shares    nings            shares    nings
                            Net (in thou-     per Net ear- (in thou-     per
                       earnings    sands)   share   nings     sands)   share
                       ------------------------------------------------------
                              $                 $       $                  $
    Basic net
     earnings
     attributable
     to Class A and B
     shareholders         163.0  202,100     0.81   164.1   202,027     0.81
    Dilutive effect
     of stock options              6,099    (0.03)            5,465    (0.02)
                       ------------------------------------------------------
    Diluted net
     earnings
     available for
     Class A and B
     shareholders         163.0  208,199     0.78   164.1   207,492     0.79
                       ------------------------------------------------------
                       ------------------------------------------------------

    A total of 191,400 stock options are excluded from the calculation of the diluted net earnings per share due to their antidilutive effect for the 16 and
40-week periods ended February 4, 2007. There are 570,000 stock options excluded from the calculation for the 16 and 40-week periods ended January 29,
2006.

    6. CAPITAL STOCK

    As at February 4, 2007, the Company has 56,175,312 (56,388,652 as at
January 29, 2006) issued and outstanding Class A multiple voting shares each comprising ten votes per share and 145,996,246 (145,648,632 as at January 29,
2006) outstanding Class B subordinate voting shares each comprising one vote per share.

    7. STOCK-BASED COMPENSATION AND OTHER STOCK-BASED PAYMENTS

    As at February 4, 2007, 9,217,116 (9,232,390 as at January 29, 2006) stock options for the purchase of Class B subordinate voting shares are outstanding.
These stock options can be gradually exercised at various dates until December
1, 2016, at an exercise price varying from Cdn$2.38 to Cdn$25.71. Four series of stock options totaling 108,100 stock options at exercise prices ranging from Cdn$25.09 to Cdn$25.71 were granted since the beginning of the fiscal year.
    For the 16 and 40-week periods ended February 4, 2007, the stock-based compensation costs amount to $1.1 and $2.8, respectively. For the 16 and
40-week periods ended January 29, 2006, the stock-based compensation costs amount to $1.1 and $3.0, respectively.
    The fair value of stock options granted is estimated at the grant date using the Black & Scholes option pricing model on the basis of the following weighted average assumptions for the stock options granted during the year:

    - risk-free interest rate of 4.00%;
    - expected life of 8 years;
    - expected volatility of 35%;
    - expected quarterly dividend of Cdn$0.027 per share.

    The weighted average fair value of stock options granted since the beginning of the year is Cdn$11.62 (Cdn$8.53 as at January 29, 2006). A description of the Company's stock-based compensation plan is included in Note
19 of the consolidated financial statements presented in the 2006 Annual
Report.

    8. EMPLOYEE FUTURE BENEFITS

    For the 16 and 40-week periods ended February 4, 2007, the Company's total net pension expense included in consolidated statements of earnings amounts to
$1.7 and $4.1, respectively. For the corresponding 16 and 40-week periods ended January 29, 2006, the expense is $1.4 and $3.5, respectively. The
Company's pension plans are described in Note 20 of the consolidated financial statements presented in the 2006 Annual Report.

    9. SEGMENTED INFORMATION

    The Company operates convenience stores in Canada and in the United
States. It essentially operates in one reportable segment, the sale of goods for immediate consumption, services and motor fuel through Company-operated stores or franchise and affiliated operations. It operates a convenience store chain under several banners, including Couche-Tard, Mac's and Circle K.
Revenues from outside sources mainly fall into two categories: merchandise and services and motor fuel.
    The following table provides the information on the principal revenue classes as well as geographic information:

                             16-week period ended       16-week period ended
                                 February 4, 2007           January 29, 2006
                       ------------------------------------------------------
                         United                     United
                         States   Canada    Total   States   Canada    Total
                       ------------------------------------------------------
                              $        $        $        $        $        $
    External customer
     revenues (a)
    Merchandise and
     services             937.9    422.9  1,360.8    811.4    407.1  1,218.5
    Motor fuel          1,875.4    261.8  2,137.2  1,470.1    255.6  1,725.7
                       ------------------------------------------------------
                        2,813.3    684.7  3,498.0  2,281.5    662.7  2,944.2
                       ------------------------------------------------------
                       ------------------------------------------------------
    Gross Profit
    Merchandise and
     services             317.1    147.7    464.8    268.9    135.9    404.8
    Motor fuel            106.7     16.4    123.1    108.8     16.7    125.5
                       ------------------------------------------------------
                          423.8    164.1    587.9    377.7    152.6    530.3
                       ------------------------------------------------------
                       ------------------------------------------------------
    Property and
     equipment and
     goodwill (a)       1,457.5    427.3  1,884.8    702.0    437.7  1,139.7
                       ------------------------------------------------------
                       ------------------------------------------------------

                             40-week period ended       40-week period ended
                                 February 4, 2007           January 29, 2006
                       ------------------------------------------------------
                         United                     United
                         States   Canada    Total   States   Canada    Total
                       ------------------------------------------------------
                              $        $        $        $        $        $

    External customer
     revenues (a)
    Merchandise and
     services           2,347.9  1,182.0  3,529.9  2,111.3  1,088.3  3,199.6
    Motor fuel          4,847.9    737.0  5,584.9  3,662.5    656.3  4,318.8
                       ------------------------------------------------------
                        7,195.8  1,919.0  9,114.8  5,773.8  1,744.6  7,518.4
                       ------------------------------------------------------
                       ------------------------------------------------------
    Gross Profit
    Merchandise and
     services             791.4    413.1  1,204.5    694.1    366.3  1,060.4
    Motor fuel            289.3     44.7    334.0    252.0     47.5    299.5
                       ------------------------------------------------------
                        1,080.7    457.8  1,538.5    946.1    413.8  1,359.9
                       ------------------------------------------------------
                       ------------------------------------------------------
    (a) Geographic areas are determined according to where the Company generates operating income (where the sale takes place) and according to the location of the property and equipment and goodwill.

    10. HURRICANES

    During fiscal year 2006, Florida and the Gulf of Mexico region was affected by three hurricanes, which resulted in some damages to certain of the
Company's sites. The Company estimates that assets and leased properties that were damaged have a total replacement value of approximately $15.1, which will result in a net claim of about $11.3. The net book value of the damaged assets is lower than the net claim. As at February 4, 2007, the Company has received
$4.9 in insurance proceeds. The Company does not expect these hurricanes to have a significant effect on its financial position and operating results.

    11. SUBSEQUENT EVENTS

    On March 7, 2007, the Company signed an agreement with Star Fuel Marts,
LLC, to purchase 53 company-operated stores operating under the All Star banner in Oklahoma City, Oklahoma, United States. The transaction amount will be determined on closing.
    On February 26, 2007, the Company acquired, from Richor, Inc., 13 company-operated stores operating under the Groovin Noovin banner in the city of Pensacola, Florida, United States for an amount of $25.2, excluding direct acquisition costs and inventory.
    >>
    %CIK: 0001081825

    /For further information: Alain Bouchard, Chairman of the Board,
President and Chief Executive Officer; Richard Fortin, Executive
Vice-President and Chief Financial Officer, (450) 662-3272,
info(at)couche-tard.com; www.couche-tard.com/
    (ATD.B. ATD.A.)

CO:  Alimentation Couche-Tard inc.

CNW 11:07e 13-MAR-07